Exhibit 99.1
News Release

PartnerRe Appoints New Heads of Property & Casualty and Specialty Lines

▪	Charles Goldie appointed Head of Property & Casualty

▪	CEO Emmanuel Clarke to head up Specialty Lines with Greg Haft as Deputy

Pembroke, BERMUDA – January 4, 2018 – PartnerRe Ltd. today announced that Charles Goldie, formerly CEO of Specialty Lines at PartnerRe, has been appointed CEO of Property & Casualty, following the retirement of Tad Walker who previously held that role.

Mr. Goldie has headed up PartnerRe’s Specialty Lines business since 2010 and as a member of PartnerRe’s executive management team, has been instrumental in establishing the Company’s long-term strategy and organizational structure. Previously he held the position of SVP, Head of Specialty Lines for PartnerRe US from 2002 to 2009 and Deputy Head PartnerRe Global from 2014, responsible for all PartnerRe Global Non-life business. He will relocate from Zurich to Stamford, Connecticut, U.S. for his new role, effective January 15, 2018.

CEO Emmanuel Clarke will take overall responsibility for Specialty Lines assisted by Greg Haft who has been appointed Deputy CEO Specialty Lines, effective January 1, 2018. Mr. Haft will lead within Specialty Lines, a newly formed unit of Specialty Property, Marine and Energy. Previously Head of Global Catastrophe and Property, North America, Mr. Haft has been responsible for Catastrophe since he joined PartnerRe in 2013.

Commenting on today’s announcement, Mr. Clarke said, “As an established leader at PartnerRe, Charlie brings experience and stability for our clients and brokers in P&C who will continue to receive the same quality service from PartnerRe. Charlie’s success in building client relationships and delivering reinsurance solutions across a wide spectrum of markets will translate well to our P&C business.

“At the same time, I would like to congratulate Greg on his promotion to Deputy CEO Specialty Lines. His long and successful track record in property catastrophe coupled with his leadership skills made him an excellent choice for this positon and I look forward to his support.

“In both cases, I am very pleased that we have been able to draw on the strength of our internal talent to fill these important positions and to provide meaningful opportunities for growth for our leaders.

“Finally, I would like to thank Tad for his important contribution to PartnerRe over the years. He has been a valued member of the executive management team and we are grateful to him

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080

Exhibit 99.1
News Release

for his work in helping to position PartnerRe’s future success. We wish him the very best for his future retirement plans.”

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At September 30, 2017, total assets were $23.6 billion, total capital was $8.2 billion and total shareholders’ equity was $6.8 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080